UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
   - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
USARIUM INC.

Legal status of issuer

> **Form**
> C-Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> 06/12/2013

Physical address of issuer
630 Hansen way, Palo Alto, CA 94304

Website of issuer
https://www.planetarians.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000

Deadline to reach the target offering amount
August 24, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	$219,360	$292,108
Cash & Cash Equivalents	$73,992	$49,282
Accounts Receivable	$0	$0
Short-term Debt	$193,726	$681,661
Long-term Debt	$0	$0
Revenues/Sales	$406,078	$1,754,637
Cost of Goods Sold	$341,176	$1,252,076
Taxes Paid	$0	$0
Net Income	$298,520	-$494,176

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

July 2, 2018

USARIUM INC.



Up to $500,000 of Crowd Notes

USARIUM INC. dba PLANETARIANS ("Planetarians", the "Company," "we," "us", or "our"), is offering up to $500,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 24, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by August 24, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $500,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to August 24, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.planetarians.com/.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/planetarians

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

USARIUM INC. is a Delaware C-Corporation, formed on 06/12/2013. The Company is currently also conducting business under the name of Planetarians.

The Company is located at 630 Hansen way, Palo Alto, CA 94304.

The Company's website is https://www.planetarians.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/planetarians and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$500,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	August 24, 2018
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 10 and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $97,933 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Reviewing CPA also noted that as of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company faces competition from other companies in the plant-based proteins space. Existing companies that engage in the plant-based proteins business or are within the plant-based proteins space could introduce new or enhance existing products. If PLANETARIANS is able to establish a market around its product, it may find that larger, better-funded companies may enter the market, which could negatively impact PLANETARIANS's growth.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for PLANETARIANS to dramatically increase the number of customers that they serve or to establish itself as a well-known brand in the competitive consumer packaged goods space. Additionally, the product may be in a market where customers will not have brand loyalty.

PLANETARIANS may be unable to protect its intellectual property adequately. The company currently has pending patents on its process and formulations for using oilcakes in any food product for human consumption. In addition, patents, even if granted, may be held invalid or unenforceable if challenged. Any intellectual enforcement efforts PLANETARIANS seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

Legislation and regulation have imposed restrictions and requirements on companies operating within the feed grade ingredients for the human food industry that could have an adverse effect on PLANETARIANS's business. The food industry is highly regulated, and regulation may continue to constrain the industry. These rules and regulations may impose additional expenses on the Company, may require the attention of senior management, and may result in fines if we are deemed to have violated any regulations. On the other hand, if regulations are loosened, it may be easier for new entrants to enter the market, which would increase the amount of competition that PLANETARIANS faces.

Related Party Transactions. The Company has conducted the following transactions with related persons: during 2016, there was a shareholder advance in the amount of $2,692. In 2017 this advance was repaid by the shareholder for travel expenses for the Company. This advance was non-interest bearing.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the value of its stock could decline.

Unproven Market. The Company plans to implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Planetarians recently made a substantial pivot away from an existing product to a new product with little to no track record. Up until early 2017, the company produced a product called 100%FOOD, which was a Low Carb Soylent Complete Ready to Drink Meal Replacement Shake. Due to lower sales, increased competition and a new discovery made during the manufacturing process, the Company abandoned this former product to focus entirely on chips made from oil cakes. In early 2018, the company wrote off inventory of $163k in association with this pivot.
The Company faces upfront costs in securing inventory to meet customer demand and costs associated with distributing its product. Financing inventory purchases remain one of the Company's largest expenditures. In addition, the company employs third party consultants and contractors to distribute its product. If the Company is unable to raise additional capital, access debt financing, and/or grow revenue, it may be unable to maintain a large enough inventory to meet customer demand, causing the Company to miss its growth projections.

The Company's financial documents are not reviewed and have previously been audited by the IRS in 2014. The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company. In addition, the Company was previously audited by the IRS in 2014. The result of the audit was no change to the tax return, according go the founder of the company. Any additional audit, either historical or based on current financial statements, could negatively impact the operations of the company and could impose additional costs down the line.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater their purchase price plus accrued and unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $6,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $6,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6,000,000 valuation cap, so you should not view the $6,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 95% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Usarium Inc. (a Delaware C-Corporation) is a food products and ingredients manufacturer, leveraging patent-pending technology. The Company makes high protein chips in three different flavors. Their chips were developed with a proprietary technology to up-cycle oil cakes into high protein and high fiber content. Their key ingredient has more protein than plant-based proteins and is less expensive. The Company incorporated in 2013 and is headquartered in Palo Alto, California.

Business Plan
Defatted seeds are the dry matter that's left after oil extraction from crops grown for their oil, such as sunflower, canola, cotton seeds, etc. On average, 20 pounds of defatted seeds are created for every gallon of extracted oil. The world's supply of defatted seeds in 2017 was 334.82 million metric tons according to the USDA; these 334 million metric tons of defatted seeds contain enough calories to feed 1.5 billion people* for a year without growing any additional crops.

Historically, defatted seeds have only been used in animal feed. However, defatted sunflower seeds repurposed into human food can provide consumers with a cheap, clean, sustainable source of plant-based protein, and add value to supplier profits.

PLANETARIANS invented a method to repurpose defatted seeds so they are available for human consumption and subsequently filed a patent for the new ingredient - SunMeal.

PLANETARIANS' manufacturing process was tested and optimized at the University of Minnesota. The resulting product was certified for nutritional content by General Mills Medallion Labs.

The Company's Products and/or Services
SunMeal is a dry, flour-like ingredient with the neutral, pleasant taste of sunflower seeds. SunMeal has 35% plant-based protein, 18% fiber, and just 1% fat.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
People that choose plant-based proteins to reduce health issues and their impact on the planet.

Intellectual Property
The Company is dependent on the following intellectual property:

Application #	Title	Status	File Date	Grant Date	Country
62492367	HIGH-PROTEIN OILCAKE-BASED NUTRITIONAL COMPOSITION	Patent Pending	May 11, 2017	Pending	U.S.
PCT/US2018/030084	HIGH-PROTEIN OILCAKE-BASED NUTRITIONAL COMPOSITION	Patent Pending	April 30, 2018	Pending	International
Reg. No. 5,391,766	Trademark: PLANETARIANS	Registered	Jan. 30, 2018	Granted	U.S.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5391766	IC 029. US 046. G & S: Seed-based snack foods; Vegetable-based snack foods. FIRST USE: 20170401. FIRST USE IN COMMERCE: 20170401 IC 030. US 046. G & S: Breakfast cereals; Cereal-based snack foods; Processed cereal-based food to be used as a breakfast food, snack food or ingredient for making other foods; Processed cereals; Ready-to-eat cereals. FIRST USE: 20170401. FIRST USE IN COMMERCE: 20170401	**PLANETARIANS**	July 12, 2017	January 30, 2018	U.S.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.14% of the proceeds, or $35,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.35% of the proceeds, or $46,750, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised ($25K)	% if Closing Amount Raised ($350K)	% if Maximum Amount Raised ($500K)
Formulations	100%	70%	25%
Operations	0%	20%	20%
Marketing	0%	10%	20%
Inventory	0%	0%	35%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Aleh Manchuliantsau	President and CEO	President and CEO, USARIUM INC (dba PLANETARIANS), marketing and management
Anastasia Tkacheva	CTO and Chief Mixologist	CTO and Chief Mixologist, USARIUM INC (dba PLANETARIANS), technology and operations

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

At inception, the Company authorized 20,000,000 shares of common stock with a par value of $0.0001 and 10,000,000 shares of preferred stock with a par value of $0.0001. There were 4,000,000 founders shares issued to officers of the Company. In June of 2017, the Company entered into an agreement wherein the Company issued 255,320 shares of common stock to an investor in exchange for $20,000 in cash. The agreement contained a repurchase of shares option.

On November 1, 2017, the Company exercised the call option on that agreement and repurchased 170,213 of the shares for $13,333. The end result was 85,107 shares issued for a total of $6,667.

The Company has the following debt outstanding:

Safe Agreements
In 2017, the Company received $110,000 in exchange for SAFE agreements. The SAFE agreements entitled holders to convert the purchase amount into the Company's Safe Preferred stock. The terms provide for automatic conversion of each SAFE agreement's purchase amount, which is generally defined as a fixed dollar amount representing the provided incentive, into the Company's Safe Preferred stock upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreements convert into the purchase amount divided by the price per share determined by a pre-money valuation of $5,000,000 at a discount rate of 80%. In the case of a liquidation event (as defined in the SAFE agreements), the SAFE agreements are convertible into either: A) the cash of the purchase amount; B) the number of shares determined by dividing the purchase amount by the Company's then outstanding capitalization. The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event.

In March of 2018, the Company received an additional tranche of $75,000 relating to a SAFE agreement.

In 2013, $10,000 was received as part of a $50,000 note that was never finalized. In 2017, the investor withdrew from the funding. The balance was written off by both the Company and the investor in 2017. During the year ended December 31, 2017, the Company issued $100,000 aggregate principal amount of 5% convertible notes due in 2018. Interest on the note accrues at the rate of 5% per annum and is payable on demand.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and Class of Securities Held	Percentage Owned Prior to Offering
Aleh Manchuliantsau	2,800,000	62%
Anastasia Tkacheva	1,200,000	26.76%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Usarium Inc. (a Delaware C-Corporation) is a food products and ingredients manufacturer, leveraging patent-pending technology. The Company makes high protein chips in three different flavors. Their chips were developed with a proprietary technology to up-cycle oil cakes into high protein and high fiber content. Their key ingredient has more protein than plant-based proteins and is less expensive. The Company incorporated in 2013 and is headquartered in Palo Alto, California.

The Company has incurred losses from inception of approximately $97,933 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Revenue Recognition
The Company recognizes revenue from the sale of its products when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee for the arrangement is fixed or determinable; and (4) collectability is reasonably assured. In general, revenue is recognized when products are sold and received, net of any applicable discounts.

Inventories
Inventory items are stated at the lower of cost or market and the first-in, first-out valuation method is used. If appropriate, the Company maintains a reserve for obsolete inventory. As of December 31, 2017 and 2016, no reserve for obsolescence was recorded. The inventory balance at December 31, 2017 and 2016 was $94,468 and $207,244, respectively and consists of raw materials.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $31,340 in cash on hand as of April 30, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $6,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the purchase price of the Crowd Notes plus accrued and unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $6,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $350,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the

Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During 2016, there was a shareholder advance in the amount of $2,692. In 2017 this advance was repaid by the shareholder for travel expenses for the Company. This advance was non-interest bearing.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor

3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Aleh Manchuliantsau
_____
(Signature)

Aleh Manchuliantsau
_____
(Name)

Founder and CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Aleh Manchuliantsau
_____
(Signature)

Aleh Manchuliantsau
_____
(Name)

Founder and CEO
_____
(Title)

July 2, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

Usarium, Inc.

(dba Planetarians)
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the two years ending December 31, 2017 & 2016

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of
Usarium, Inc.
Palo Alto, California

We have reviewed the accompanying financial statements of Usarium, Inc. ("the Company"), which comprise the balance sheets as of December 31, 2017 and 2016 and the related statements of operations, stockholders' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 6 of the financial statements, the Company relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

June 30, 2018

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com


Usarium, Inc.
(dba Planetarians)
Balance Sheets
December 31, 2017 and December 31, 2016
(unaudited)


Assets		December 31, 2017		December 31, 2016
Current Assets				
Cash	$	73,992	$	49,282
Inventory		94,468		207,244
Prepaid items		22,397		-
Total Current Assets		190,857		256,526
Property, Plant and Equipment, net		28,503		32,890
Loan to stockholder		-		2,692
Total Assets	$	219,360	$	292,108
Liabilities				
Current liabilities				
Accounts payable	$	20,000	$	101,003
Shareholder Advance		-		2,692
Consulting payment liability		-		64,947
Production liability		45,674		-
Royalty payment liability		25,155		500,155
Notes payable		2,897		2,864
Convertible promissory note		100,000		10,000
Total Current Liabilities		193,726		681,661
Total Liabilities		193,726		681,661
Commitments & Contingencies		-		-
Stockholders' Equity				
Common stock, $.0001 par value; 20,000,000 shares authorized; 4,085,107 and 4,000,000 issued and outstanding at December 31, 2017 and 2016, respectively		409		400
Additional paid-in capital		123,158		6,500
Accumulated Deficit		(97,933)		(396,453)
Total Shareholders' Equity		25,634		(389,553)
Total Liabilities and Stockholders' Equity	$	219,360	$	292,108


See accompanying independent accountants' review report and notes to the financial statements.

3



Usarium, Inc.
(dba Planetarians)
Statements of Operations
Years Ended December 31, 2017 and 2016
(unaudited)


| | Years ended December 31, | |
	2017	2016
Revenue	$ 406,078	$ 1,754,637
Cost of goods sold	341,176	1,252,076
Gross income	64,902	502,561
Operating expenses		
Depreciation	8,027	7,899
Rent expense	1,422	-
Accounting Expense	90,022	16,450
Advertising & Promotion	94,584	2,455
Insurance Expense	11,296	10,217
Online Software Services	19,313	24,853
Royalty Payment	10,000	359,923
Travel Expense	20,871	20,746
Marketing Expense	33,735	366,385
Other general & administrative expense	19,559	191,454
Total Operating Expenses	$ 308,829	$ 1,000,382
Other income (expense)		
Other Income	542,447	3,645
Net Income (Loss)	$ 298,520	$ (494,176)

See accompanying independent accountants' review report and notes to the financial statements.


4


Usarium, Inc.

(dba Planetarians)

Statement of Stockholders' Equity

For the Period from January 01, 2016 to December 31, 2017

(unaudited)

	Common Shares		Additional Paid In Capital	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount			
Balance - December 31, 2015	**4,000,000**	**$ 400**	**$ 6,500**	**$ 97,723**	**$ 104,623**
Net loss				(494,176)	(494,176)
Balance - December 31, 2016	**4,000,000**	**400**	**6,500**	**(396,453)**	**(389,553)**
Shares issued for cash	85,107	9	6,658		6,667
SAFEs issued			110,000		110,000
Net income				298,520	298,520
Balance - December 31, 2017	**4,085,107**	**$ 409**	**$ 123,158**	**$ (97,933)**	**$ 25,634**

See accompanying independent accountants' review report and notes to the financial statements.

5

Usarium, Inc.

(dba Planetarians)

Statements of Cash Flows

Years Ended December 31, 2017 and 2016

(unaudited)

	Years ended December 31,	
	2017	2016
Cash flows from operating activities		
Net Income (Loss)	$ 298,520	$ (494,176)
Adjustments to reconcile net loss to net cash used by operating activites:		
Depreciation expense	8,027	7,899
(Gain) loss on write-off of assets and payables	(10,000)	-
Change in assets and liabilities		
Inventory	112,776	309,398
Prepaid expenses	(22,397)	-
Accounts payable & accrued expenses	(102,935)	(72,950)
Royality liability	(475,000)	289,175
Shareholder loan	2,692	-
Net cash (used) provided by operating activities	(188,317)	39,346
Cash flows from investing activities:		
Purchase of equipment	(3,640)	(31)
Net cash (used) provided by financing activities	(3,640)	(31)
Cash flows from financing activities:		
SAFEs issued	110,000	-
Shares issued	6,667	-
Convertible loan proceeds	100,000	-
Net cash (used) provided by financing activities	216,667	-
Net increase (decrease) in cash	24,710	39,315
Cash at beginning of period	49,282	9,967
Cash at end of period	$ 73,992	$ 49,282
Supplemental Cash Flow Disclosure:		
Income Taxes paid	$ -	$ -
Interest Paid	$ -	$ -

See accompanying independent accountants' review report and notes to the financial statements.

For the years ended December 31, 2017 and 2016

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature of Business

Usarium Inc. (a Delaware C-Corporation) is a food products and ingredients manufacturer, leveraging patent-pending technology. The Company makes high protein chips in three different flavors. Their chips were developed with a proprietary technology to up-cycle oil cakes into high protein and high fiber content. Their key ingredient has more protein than plant-based proteins and is less expensive.

The Company incorporated in 2013 and is headquartered in Palo Alto, California.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising & marketing costs

The Company's advertising and marketing costs are expensed as incurred. The Company recognized $128,319 and $368,840 in advertising and marketing costs for the years ended December 31, 2017 and 2016, respectively.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Revenue Recognition

The Company recognizes revenue from the sale of its products when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee for the arrangement is fixed or determinable; and (4) collectability is reasonably assured. In general, revenue is recognized when products are sold and received, net of any applicable discounts.

Property & Equipment

Property and equipment are recorded at cost. Depreciation is calculated over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2017 and 2016.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years from the date of the return, and the State of California. The years open for examination are 2015 through 2017.

The Company currently has a tax net operating loss (NOL) of $97,933 for which it may receive future tax benefits. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. The Company had $73,992 and $49,282 in cash as of December 31, 2017 and 2016, respectively.

Inventories

Inventory items are stated at the lower of cost or market and the first-in, first-out valuation method is used. If appropriate, the Company maintains a reserve for obsolete inventory. As of December 31, 2017 and 2016, no reserve for obsolescence was recorded. The inventory balance at December 31, 2017 and 2016 was $94,468 and $207,244, respectively and consists of raw materials.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – PROPERTY, PLANT AND EQUIPMENT (NET)

Property and equipment are stated at cost and consist of the following:

	2017	2016
Automobile	$ 13,000	$ 13,000
Computers and equipment	9,935	6,295
Equipment	52,092	52,090
Total property and equipment	75,026	71,384
Accumulated depreciation	(46,523)	(38,494)
Total property and equipment, net	$ 28,503	$ 32,890

Total depreciation expenses recorded for 2017 and 2016 was $8,027 and $7,899, respectively.

NOTE 3 – CONVERTIBLE NOTES PAYABLE

In 2013, $10,000 was received as part of a $50,000 note that was never finalized. In 2017, the investor withdrew from the funding. The balance was written off by both the Company and the investor in 2017.

During the year ended December 31, 2017, the Company issued $100,000 aggregate principal amount of 5% convertible notes due in 2018. Interest on the note accrues at the rate of 5% per annum and is payable on demand.

NOTE 4 – RELATED PARTY TRANSACTIONS

During 2016, there was a shareholder advance in the amount of $2,692. In 2017 this advance was repaid by the shareholder for travel expenses for the Company. This advance was non-interest bearing.

NOTE 5 – STOCKHOLDERS' EQUITY

At inception, the Company authorized 20,000,000 shares of common stock with a par value of $0.0001 and 10,000,000 shares of preferred stock with a par value of $0.0001. There were 4,000,000 founders shares issued to officers of the Company. In June of 2017, the Company entered into an agreement wherein the Company issued 255,320 shares of common stock to an investor in exchange for $20,000 in cash. The agreement contained a repurchase of shares option. On November 1, 2017, the Company exercised the call option on that agreement and repurchased 170,213 of the shares for $13,333. The end result was 85,107 shares issued for a total of $6,667.

Safe Agreements
In 2017, the Company received $110,000 in exchange for SAFE agreements. The SAFE

agreements entitled holders to convert the purchase amount into the Company's Safe Preferred stock. The terms provide for automatic conversion of each SAFE agreement's purchase amount, which is generally defined as a fixed dollar amount representing the provided incentive, into the Company's Safe Preferred stock upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreements convert into the purchase amount divided by the price per share determined by a pre-money valuation of $5,000,000 at a discount rate of 80%.

In the case of a liquidation event (as defined in the SAFE agreements), the SAFE agreements are convertible into either: A) the cash of the purchase amount; B) the number of shares determined by dividing the purchase amount by the Company's then outstanding capitalization.

The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event.

NOTE 6 – GOING CONCERN
The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $97,933 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through June, 30, 2018, the date on which the financial statements were available to be issued, and has not identified any events that would be required for disclosure other than as listed below.

In March of 2018, the Company received an additional tranche of $75,000 relating to a SAFE agreement.

EXHIBIT C
PDF of SI Website





PLANETARIANS

Food into Super Food with Plant-based Protein and Fiber from Defatted Seeds

Accepting investments on SeedInvest

Disclaimer

This presentation contains offering materials prepared solely by USARIUM INC dba PL
without the assistance of SI Securities, and not subject to FINRA Rule 2210. In additio
may contain forward-looking statements and information relating to, among other thin
business plan and strategy, and its industry. These statements reflect management's c
respect to future events based information currently available and are subject to risks
that could cause the company's actual results to differ materially. Investors are cautio
undue reliance on these forward-looking statements as they are meant for illustrative p
not represent guarantees of future results, levels of activity, performance, or achievem
cannot be made. Moreover, no person nor any other person or entity assumes respons
accuracy and completeness of forward-looking statements, and is under no duty to up
statements to conform them to actual results.

1

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Patent-pending technology converts defatted seeds into a protein- and fiber-rich ingredient.

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$1,000	$6,000,000	Crowd Note
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PLANETARIANS is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by PLANETARIANS without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Graduated Techstars in 2017; Backed by: Brad Feld, Lisa Gansky, and David Larrabee.
- Nutrition facts certified by General Mills.
- Company recognized as the Circular Economy Emerging Innovator by Ellen Macarthur Foundation.
- Global plant-based protein market is expected to reach $10.8B by 2022, supported by a CAGR of 6.7%.
- Partnership in place with University of Minnesota.

Fundraise Highlights

- Total Round Size: US $500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $6,000,000
- Target Minimum Raise Amount: US $350,000
- Offering Type: Side by Side Offering

PLANETARIANS' patent-pending technology aims to add value to overlooked ingredients like defatted sunflower seeds, converts them into a high-protein, high-fiber ingredient, and helps food manufacturers fortify a variety of food products with natural protein and fiber from seeds.

The Opportunity

Shifting consumer preferences for healthier choices drive demand for plant-based proteins, which are **growing at a CAGR of 6.7%**. Rising prices for plant-based proteins force food manufacturers to identify opportunities to utilize nutrient-dense and sustainable ingredients for the products their consumers demand. That focus has created a robust marketplace for functional, and other value-added ingredients.

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The global plant-based protein market is expected to reach **$10B by 2022**.

In the meantime, defatted sunflower seeds fed to cattle have more protein (**35%**) by weight than beef has (**26%**). Isn't that ridiculous?

The Solution

Defatted seeds are the dry matter that's left after oil extraction from crops grown for their oil, such as sunflower, canola, cotton seeds, etc. On average, 20 pounds of defatted seeds are created for every gallon of extracted oil. The world's supply of defatted seeds in 2017 was 334.82 million metric tons according to the USDA; these 334 million metric tons of defatted seeds contain enough calories to **feed 1.5 billion people*** for a year without growing any additional crops.

Historically, defatted seeds have only been used in animal feed. However, defatted sunflower seeds repurposed into human food can provide consumers with a cheap, clean, sustainable source of plant-based protein, and add value to supplier profits.

The Technology

PLANETARIANS invented a method to repurpose defatted seeds so they are available for human consumption and subsequently filed a patent for the new ingredient - SunMeal.

- SunMeal is allergen-free (for Egg, Gluten, Milk, Peanut, and Soy), and Non-GMO, unlike soy-based proteins.
- SunMeal is **5x cheaper** than pea protein and is a good source of fiber.
- Replacing 30% of All-purpose flour with SunMeal doubles the protein and fiber content, keeping costs the same.

PLANETARIANS' manufacturing process was tested and optimized at the University of Minnesota. The resulting product was certified for nutritional content by General Mills Medallion Labs.

What people say about PLANETARIANS:

- "Vegetarians of the world - buy some snacks against obesity! (I just did…)" - Brad Feld, an American entrepreneur, author, blogger, and venture capitalist at Foundry Group in Boulder, Colorado
- "I'm happy that more and more companies make meat substitutes. Thanks to PLANETARIANS, now we have Sunflower chips with plenty of protein." - Brian Kateman, president of the Reducetarian Foundation
- PLANETARIANS efforts recognized as an Emerging Innovator in the Circular Economy by Ellen Macarthur Foundation.
- "What do I like in our technology? It's sustainable. You can feed people without growing extra crops," - Aleh Manchuliantsau, Founder, and CEO of PLANETARIANS

*Based on management's calculation based on third-party research on the annual supply of defatted seeds, and assuming 2000 calories per day per person.

Product & Service

The Ingredient

SunMeal is a dry, flour-like ingredient with the neutral, pleasant taste of sunflower seeds. SunMeal has **35%plant-based protein**, **18%fiber**, and just **1%fat**.

- 5x cheaper than pea protein
- Non-GMO, Allergen-free, unlike soy-based proteins
- Gluten-free, unlike wheat-based protein
- Plant-based, unlike whey protein

Replacing 30% of All-purpose flour with SunMeal doubles the protein and fiber content, keeping costs the same.

- High in fiber to feed the microbiome
- Ready to eat – it can be used in energy bars as is, without extra processing.
- And it's sustainable - it does not require growing any additional crops.

The Applications

SunMeal creates an opportunity for manufacturers to fortify food products and increase their nutritional content at a fraction of the cost of competing ingredients. For example, **chips from defatted sunflower seeds offer 3x more protein, 2x more fiber and 3x less fat per serving than typical potato chips**, and have a lower price compared to soy-fortified protein chips.

The Traction

Within the first three months since launch on Amazon, we brought in $37K in sales, at a **69% average monthly growth rate**. The company plans to expand SunMeal as an ingredient to use it in doughs, ramen, pretzels and many other applications.

The Addressable Market

Plant-based proteins drive demand in the following categories: prepared foods (**$15B**), salty snacks (**$27B**), cookies and crackers (**$15B**), diet and nutrition (**$66B**), cereal and granola (**$8.5B**), desserts (**$12B**), yogurts (**$7.6B**).

To make multiple formulations fast and well, PLANETARIANS plans to partner with Mattson, the most successful independent food and drink product development company in North America.

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5TH ANNUAL SPRING SYMPOSIUM ISSUE
Today's Dietitian
Vol. 20 No. 5
May 2018
The Magazine for Nutr... als
INSIDE
SPRING
SHOWCASE
Manage Diabetes
WITH THE Med Diet
Research shows this eating pattern can help prevent and manage the disease and its associated comorbidities.

Media Mentions

SUSTAINABLE BRANDS | Today's Dietitian | 5 abc EYEWITNESS NEWS | mbg mindbodygreen | BOLD BUSINESS | Successful Farming at AGRICULTURE.COM | treehugger | ELLEN MACARTHUR FOUNDATION Rethink the future

Team Story

Earth's population is expected to reach **10 billion** people **by** the year **2050**. The myriad problems created by our growing population concern everyone from urban planners, to climate researchers, to farmers and food scientists.

Aleh Manchulianstau, a food scientist, and co-founder of PLANETARIANS, is tackling the challenge of feeding our rapidly expanding population head-on.

And the most exciting part? The solution he's working on doesn't involve growing any additional crops.

In late 2016, Manchuliantsau stumbled across defatted sunflower seeds – the dry matter left after oil extraction – a **35% protein ingredient** that is either completely discarded by the food industry or fed to cows, because of its hard, woodchip-like texture.

Manchuliantsau saw tremendous inefficiency in the fact that cows are given feed that is **35% protein**, when beef is only **26% protein**. However, he also saw an opportunity.

Together with co-founder Anastasia Tkacheva, he had a theory that steam explosion might puff the fiber, while high pressure and temperature could cook and sterilize the feed grade ingredient.

The tests proved successful. Defatted sunflower seeds were transformed into a food grade product. And General Mills lab confirmed nutrition facts!

They combined the puffed seeds with different flours, starches, and seasonings, and created **72** different product variations in order to find the most delicious ones.

With their prototypes, they were thrilled to be accepted into the TechStars program to refine their packaging, marketing, and business model through relentless experimentation.

PLANETARIANS did a full-scale production run in early 2018 and launched products on both their website and Amazon.com in March 2018. Through only these channels, they have sold over **$37,000** worth of sunflower chips within the first three months.

They see the transformative potential of using defatted seeds for food products and envision a world where someday, 100% of our crops can be used for human consumption.

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Founders and Officers

PLANETARIANS

Aleh Manchuliantsau
FOUNDER AND CEO

As a serial entrepreneur and inventor, Aleh has founded multiple successful business ventures over the past 18 years and developed proficient skills in nutrition, open innovation and startup management. He is responsible for technology, marketing, and business development.

In 2014 he launched 100%FOOD as an innovative source of nutritionally complete ready-to-drink meals that save consumers time and money. With the understanding that snacking habits are evolving, Aleh tapped into a market influenced by the millennial shift of focus towards more mindful and healthier eating.

In 2017 Aleh pivoted 100%FOOD into PLANETARIANS – high fiber protein food from previously unused sunflower ingredients. Focusing on healthy snacks as the MVP for Planetarians, he sees that food recycling unlocks access to affordable healthy meals for growing population.



Anastasia Tkacheva
FOUNDER AND CHIEF MIXOLOGIST

Anastasia Tkacheva is a longtime expert in food technology, with a degree from Moscow State University. As chief mixologist, Anastasia is responsible for recipes development, manufacturing, and sourcing.

Anastasia Tkacheva was the chief mixologist for 100%FOOD, now Planetarians. She was responsible for the bold and delicious flavors of the 100%FOOD product line. Anastasia was challenged with the task of creating products that support a healthy lifestyle without sacrificing flavor or nutritional value. Anastasia had a hand in creating 100%FOOD's flagship product - Raw and Choco meal replacement beverages - as well as the company's newest snack line, PLANETARIANS.

Notable Advisors & Investors



Brad Feld

Investor, An American entrepreneur, author, blogger, and venture capitalist



David Larrabee

Investor, 30 years of general management in the financial services industry



Techstars

Investor, An American seed accelerator, founded in Boulder, Colorado in 2006



Lisa Gansky

Investor, American entrepreneur and author of the bestselling book: The Mesh



Audley Burford

Advisor, Supply advisor, former CHS, Cargill



Mattson

Advisor, The most successful independent food and drink product development company in US

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Q&A with the Founder

Q: How many full time and part time employees do you currently have?

PLANETARIANS: 3 full-time employees, plus several independent contractors.

Q: Are all founders currently full-time?

PLANETARIANS: Yes.

Q: Are any founders no longer with the company?

PLANETARIANS: No.

Q: What are current and expected post-raise founder salaries?

PLANETARIANS: At this moment founders don't get salaries, if we raise the minimum – we will continue running without salaries. If we raise the maximum, post salaries will be in the 100-150K range.

Q: Please detail your IP and patents filed/granted.

PLANETARIANS: Patent applications filed for the process and the ingredient from defatted seeds for human food in April 2017. Trademark registered in 2018.

Q: Please detail your barriers to entry.

PLANETARIANS: **FDA Regulation** – Feed grade (animal feed) ingredients, such as defatted seeds, are prohibited for human use in the United States. The company's patent-pending technology sterilizes and cooks the feed grade product, rendering it safe for human use.

Patent Pending – Patent filed for using defatted seeds as the primary nutritional ingredient for human food.

Scientific Research – The manufacturing was discovered, tested and optimized at the University of Minnesota Food Science and Nutrition Pilot Plant.

Q: Please outline your customer acquisition strategy.

PLANETARIANS: By explaining our new technology that converts food waste into safe food products for human consumption, we have garnered access to high-level media outlets. Along the same lines, we have received an invitation to speak at the NY Times during their wellness summit. We have also receive free regional press. We also plan to utilize online sales tactics such as keyword search and Amazon distribution. We have hired a broker to help place our product in retail distribution channels. Last, we plan to sign up retail distribution companies such as UNFI.

Q: Please detail your average sales cycle.

PLANETARIANS: Advertising in Social Media / Amazon, initial sale within 1-3 days. We also have a repeated sales/subscription model.

Q: Please detail the three strategies you have moving forward and quantify these three strategies.

PLANETARIANS: Strategy 1 – Partner with food innovation labs such as Mattson to develop new line of product offerings using our proprietary ingredient. New products could include pasta, soups, baking mixes, etc....Rough estimate use of proceeds = $250,000.

Strategy 2 – Partner with large multi-national food conglomerates such as Kellogg's, Pepsi-Co (Frito-Lay, Quaker Oats), Dannon, etc... to replace soy-based protein with our proprietary formula. This would consist of hiring additional in-house scientists and sales and marketing associates. Rough estimate use of proceeds = $250,000.

Strategy 3 – Build manufacturing facility to bring manufacturing in house. This would drive our COGS down to $0.25 from $0.50 per serving (1.2 oz). This would enable us to cut prices to compete with more conventional chips. We could offer same chip, same price, but 3x protein and a healthier, premium product. Rough build out estimate $2.5 million

Q: Please detail your recent potential agreement with Mattson.

PLANETARIANS: The overall goal is to identify new and commercially viable applications for Planetarians proprietary ingredient (i.e. sunflower oil cake). This would help us to develop compelling and differentiated products. Future engagement could include consumer insights, additional creative support, and/or applications/prototype development.

Q:

Why did you decide to pivot away from 100% FOOD?

PLANETARIANS:

After spending several years in business we came to the conclusion that people will not replace all the meals with 100%FOOD or any other meal replacement. Moreover, it turned into a marketing story, rather than a tech story, and that required more funds to spend, which we did not have. In addition, competitors (Soylent) began to spend heavily on marketing. Shortly thereafter, we realized the potential of the low-cost proteins from defatted seeds, with ability to protect the technology and formulations – so we decided to pivot. But our experience is not abandoned, if you look at the Soups/Purees in our roadmap - these are products from our original nutritionally complete paradigm.

Q: When did 100% food cease production? Is the company shuttered / bankrupt? What happened to the investors in 100% food?

PLANETARIANS: 100%FOOD is just the trademark and the product line within legal entity USARIUM INC. We announced the end of operations on Apr 30 2017, but served clients till the end of 2017. Since we bootstrapped that business we had no outside investments.

Q: Has the company ever been audited by the IRS? If so, what was the result?

PLANETARIANS: Audited in 2015. Result-IRS recommends no changes to 2015 tax returns

Q: Some of your reviews on Amazon are negative. Most of the bad reviews concern taste. How do you address this?

PLANETARIANS: Reviews are really polarized and we love it. That means our snacks are not just another kid on the block, but can create its own followers.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $500,000
Minimum investment:	US $1,000
Target Minimum:	US $350,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $6,000,000
Interest rate:	6.0%
Note term:	24 months

Additional Terms

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Investor Proxy Agreement	All non-Major Purchasers will be subject to an Investor Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Closing conditions:	While PLANETARIANS has set an overall target minimum of US $350,000 for the round, PLANETARIANS must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to PLANETARIANS's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

Formulations
Operations
Marketing

If Maximum Amount Is Raised

Formulations
Operations
Marketing
Inventory

Investor Perks

Early Bird: First 50 investors get a chance to be the first to taste a free sample of the next PLANETARIANS product.

$100+: Shoutout on a company website, exclusive notification of pending releases, and receive pre-market buying opportunities

$250+: Mixed 6-Pack of Sunflower chips, 10% off all future orders, exclusive notification of pending releases, and receive pre-market buying opportunities

$500+: Mixed 18-Pack of Sunflower chips, 10% off all future orders, exclusive notification of pending releases, and receive pre-market buying opportunities

$1,000+: Mixed 18-Pack of Sunflower chips, t-shirt, 10% off all future orders, exclusive notification of pending releases, and receive pre-market buying opportunities

$3,000+: Mixed 18-Pack of Sunflower chips, t-shirt, hat, 15% off all future orders, exclusive notification of pending releases, and receive pre-market buying opportunities

$5,000+: 20% off all future orders, mixed 18-Pack of Sunflower chips, t-shirt, hat, exclusive notification of pending releases, and receive pre-market buying opportunities

$10,000+: Be the first to taste next PLANETARIANS product, 20% off all future orders, mixed 18-Pack of Sunflower chips, t-shirt, hat, exclusive notification of pending releases, and receive pre-market buying opportunities

$25,000+: Meet with the team, be the first to taste next PLANETARIANS product, 20% off all future orders, mixed 18-Pack of Sunflower chips, t-shirt, hat, exclusive notification of pending releases, and receive pre-market buying opportunities

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of PLANETARIANS's prior rounds by year.

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$6500000
$6000000
$5500000
$5000000
$4500000
$4000000
$3500000
$3000000
$2500000
Other Pre-Seed.1 (Common)
Other Pre-Seed.2 (Convertible)
Other Pre-Seed.3 (Convertible)
Other Pre-Seed.4 (Convertible)
Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

Other

Round Size	US $6,667
Closed Date	Jul 17, 2017
Security Type	Common Equity

Other

Round Size	US $100,000
Closed Date	Aug 18, 2017
Security Type	Convertible Note
Valuation Cap	US $3,000,000

Other

Round Size	US $110,000
Closed Date	Oct 12, 2017
Security Type	Convertible Note
Valuation Cap	US $5,000,000

Other

Round Size	US $75,000
Closed Date	Mar 12, 2018
Security Type	Convertible Note
Valuation Cap	US $5,000,000

Financial Discussion

Operations

Usarium Inc. (a Delaware C-Corporation) is a food products and ingredients manufacturer, leveraging patent-pending technology. The Company makes high protein chips in three different flavors. Their chips were developed with a proprietary technology to up-cycle oil cakes into high protein and high fiber content. Their key ingredient has more protein than plant-based proteins and is less expensive. The Company incorporated in 2013 and is headquartered in Palo Alto, California.

The Company has incurred losses from inception of approximately $97,933 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

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Risks and Uncertainties

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Revenue Recognition

The Company recognizes revenue from the sale of its products when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee for the arrangement is fixed or determinable; and (4) collectability is reasonably assured. In general, revenue is recognized when products are sold and received, net of any applicable discounts.

Inventories

Inventory items are stated at the lower of cost or market and the first-in, first-out valuation method is used. If appropriate, the Company maintains a reserve for obsolete inventory. As of December 31, 2017 and 2016, no reserve for obsolescence was recorded. The inventory balance at December 31, 2017 and 2016 was $94,468 and $207,244, respectively and consists of raw materials.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $31,340 in cash on hand as of April 30, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Market Landscape


$12 500 000 000
$10 000 000 000
$7 500 000 000
$5 000 000 000
$2 500 000 000
$0
2018
2019
2020
2021
2022

The global plant-based protein market is expected to reach $11B by 2022, supported by a CAGR of 6.7%. Source: Research and Markets

THE PLANT-BASED PROTEIN MARKET IS BOOMING

The global plant-based protein market is expected to reach USD **10,892.3 million by 2022**, which is supported by a **CAGR of 6.7%** during the forecast period of 2017 to 2022. Market growth is mainly driven by increasing awareness about the benefits of protein and growing demand for protein-rich diet, the growing health & wellness trend, increasing consumer focus on meat alternatives, rising demand from the food & beverage industry, and various advancements in ingredient technologies such as microencapsulation. However, significant preferences for animal-based protein and fluctuating raw material prices hamper the growth of this market to some extent.

The global plant-based protein market is mainly segmented by type (soy protein, wheat protein, pea protein, canola protein, potato protein, rice protein, corn protein, and others), and by the application (food and beverages, animal feed, nutrition and health supplements, pharmaceuticals, and others).

Geographically, the global plant-based protein market is segmented into five major regions, namely North America, Europe, Asia-Pacific, Latin America, and Middle East & Africa. North America accounted for the majority share in the global plant-based protein market, followed by Europe, and Asia-Pacific.

North America's majority share is mainly attributed to the well-established food and beverage industry, rising concerns over animal products and protein, a growing vegan population, growing preference for meat alternatives, increasing demand for healthy & nutritional products, and the health & wellness trend. However, the Asia-Pacific region is expected to grow at a rapid pace mainly due to increasing protein-rich diet awareness, increasing health consciousness, a booming food & beverages industry, a growing economy, rapid urbanization, and a large vegan population.

CONSUMERS WANT PLANT-BASED:

1:3 consumers purchase plant-based meats, according to Mintel.

3:5 millennials consume plant-based meats, according to a survey conducted by 210 Analytics.

1:4 consumers are cutting down on meat, according to Nutrition Business Journal.

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1:3 consumers prefer plant-based milks, according to Nutrition Business Journal.

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The plant-based food sector experienced overall growth of 8.1 percent since last year, as compared to a decline of 0.2 percent for all foods sold in the same channels according to Nielsen. Plant-based protein could represent one-third of overall protein by 2054, according to Lux Research.

PLANT-BASED IS BETTER FOR THE ENVIRONMENT

Plant-based foods produce 10x less greenhouse gas emissions than it takes to produce beef, according to a study by the Federation of American Societies for Experimental Biology.

Consumption of plant-based foods could free up land 1.6x the size of California if beans were substituted for beef in the US diet, according to a study by Helen Harwatt et al.

Plant-based foods require 10x less water, fuel, and fertilizer, according to a study by Sabaté, Sranacharoenpong, Harwatt, et al.

COMPETITORS

The key players in the global plant based protein market are Archer Daniels Midland Company (U.S.), Cargill, Incorporated (U.S.), Roquette Freres Le Romarin (France), Ingredion Inc. (U.S.), Kerry Group (Ireland), E.I. Dupont De Nemours and Company (U.S.), NOW Foods (U.S.), Tate & Lyle Plc (U.K.), Axiom Foods Inc. (U.S.), AMCO Proteins (U.S.), Burcon Nutrascience Corporation (Canada), Beneo GmbH (Germany), Glico Nutrition Co., Ltd. (Japan), Glanbia plc. (Ireland), Corbion NV (the Netherland), Cosucra Groupe Warcoing SA (Belgium), Sotexpro (France), Farbest Brands (U.S.), Crespel & Deiters GmbH & Co. KG (Germany), Wilmar International Ltd. (Singapore), and CHS Inc. (U.S.).

SunMeal is allergen free and Non-GMO, unlike Soy-based proteins. SunMeal is 5x cheaper than the Pea proteins and is a good source of fiber.

Recent deals in FoodTech (Tate & Lyle and Chickpea based Nutriati, Kellogg's and Moringa based Kuli Kuli, Cargill and Pea based Puris) show that plant-based ingredients turn to be "hot".

Risks and Disclosures

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $97,933 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, through a Regulation Equity Crowdfunding campaign, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Reviewing CPA also noted that as of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company faces competition from other companies in the plant-based proteins space. Existing companies that engage in the plant-based proteins business or are within the plant-based proteins space could introduce new or enhance existing products. If PLANETARIANS is able to establish a market around its product, it may find that larger, better-funded companies may enter the market, which could negatively impact PLANETARIANS's growth.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for PLANETARIANS to dramatically increase the number of customers that they serve or to establish itself as a well-known brand in the competitive consumer packaged goods space. Additionally, the product may be in a market where customers will not have brand loyalty.

PLANETARIANS may be unable to protect its intellectual property adequately. The company currently has pending patents on its process and formulations for using oilcakes in any food product for human consumption. In addition, patents, even if granted, may be held invalid or unenforceable if challenged. Any intellectual enforcement efforts PLANETARIANS seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

Legislation and regulation have imposed restrictions and requirements on companies operating within the feed grade ingredients for the human food industry that could have an adverse effect on PLANETARIANS's business. The food industry is highly regulated, and regulation may continue to constrain the industry. These rules and regulations may impose additional expenses on the Company, may require the attention of senior management, and may result in fines if we are deemed to have violated any regulations. On the other hand, if regulations are loosened, it may be easier for new entrants to enter the market, which would increase the amount of competition that PLANETARIANS faces.

Related Party Transactions. The Company has conducted the following transactions with related persons: during 2016, there was a shareholder advance in the amount of $2,692. In 2017 this advance was repaid by the shareholder for travel expenses for the Company. This advance was non-interest bearing.

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the value of its stock could decline.

Unproven Market. The Company plans to implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Planetarians recently made a substantial pivot away from an existing product to a new product with little to no track record. Up until early 2017, the company produced a product called 100%FOOD, which was a Low Carb Soylent Complete Ready to Drink Meal Replacement Shake. Due to lower sales, increased competition and a new discovery made during the manufacturing process, the Company abandoned this former product to focus entirely on chips made from oil cakes. In early 2018, the company wrote off inventory of $163k in association with this pivot.

The Company faces upfront costs in securing inventory to meet customer demand and costs associated with distributing its product. Financing inventory purchases remain one of the Company's largest expenditures. In addition, the company employs third party consultants and contractors to distribute its product. If the Company is unable to raise additional capital, access debt financing, and/or grow revenue, it may be unable to maintain a large enough inventory to meet customer demand, causing the Company to miss its growth projections.

The Company's financial documents are not reviewed and have previously been audited by the IRS in 2014. The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company. In addition, the Company was previously audited by the IRS in 2014. The result of the audit was no change to the tax return, according go the founder of the company. Any additional audit, either historical or based on current financial statements, could negatively impact the operations of the company and could impose additional costs down the line.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater their purchase price plus accrued and unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-

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determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $6,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $6,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6,000,000 valuation cap, so you should not view the $6,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 95% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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NAME	TYPE
Pitch Deck and Overview (2 files)	Folder
Product or Service (26 files)	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in PLANETARIANS

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by PLANETARIANS. Once PLANETARIANS accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to PLANETARIANS in exchange for your securities. At that point, you will be a proud owner in PLANETARIANS.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, PLANETARIANS has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now PLANETARIANS does not plan to list these securities on a national exchange or another secondary market. At some point PLANETARIANS may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when PLANETARIANS either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is PLANETARIANS's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the PLANETARIANS's Form C. The Form C includes important details about PLANETARIANS's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

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EXHIBIT D
Investor Deck





Food into Super Food with Plant-based Protein and Fiber from Defatted Seeds

Accepting investments on SeedInvest

Disclaimer

This presentation contains offering materials prepared solely by USARIUM INC dba PLANETARIANS without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



Problem: Animal-based Western diet is not healthy

Adult Obesity Rate by State, 2016

Select years with the slider to see historical data. Hover over states for more information. Click a state to lock the selection. Click again to unlock.

Percent of obese adults (Body Mass Index of 30+)

- 0 - 9.9%
- 10 - 14.9%
- 15 - 19.9%
- 20 - 24.9%
- 25 - 29.9%
- 30 - 34.9%
- 35%+



Adult obesity rates, 1990 to 2016



Source: CDC, CNN, Trust for America's Health and Robert Wood Johnson Foundation

Animal agriculture cannot feed the world

Livestock provides 18% of calories, 37% protein but takes up 83% of farmland



Contribution of farmed animal products, %

Calories **18%**
Protein **37**
Land use **83**
Greenhouse gas emissions **58**
Water pollution **57**
Air pollution **56**
Freshwater withdrawals **33**

0%   25   50   75   100

Solution: Protein and Fiber from defatted seeds

Defatted seeds are plant-based, high-fiber, and low calorie, giving people access to healthier, more affordable food



Oil

Defatted seeds

35% Protein

18% Fiber

1% Fat

Cheap!

Healthy!

Sustainable!

Defatted seeds are the dry matter left after oils are extracted from many crops such as sunflower seeds, cotton seeds, canola, etc. The world's supply of the protein meals **in 2017 was 334.82 million** metric tons according to **USDA, enough to feed 1.5B people.**

The annual supply of defatted seeds is enough to feed 1.5B people in a healthy way



Defatted seeds

35% Protein
18% Fiber
1% Fat

17%

9%

3%

100%

healthy food for 1.5B people

Calories left for human consumption from initial content in defatted seeds

Source: USDA, Oilseeds: World Markets and Trade Report, December 2017, Energy and protein feed-to-food conversion efficiencies in the US and potential food security gains from dietary changes, A Shepon. Calculated as Calories from Annual Supply of Defatted seeds divided for FDA recommended 2000 cal per day divided for 365 days

Ingredients from defatted seeds increase nutrition value

Replacing 30% all-purpose flour with defatted seeds doubles the protein and fiber content, keeping the same price. Example: Sunflower chips with protein and fiber from defatted seeds - new way of sustainable and healthy snacking.


4G FIBER
FIERY SRIRACHA
7G PROTEIN
PLANETARIANS®
SUNFLOWER CHIPS • 100% PLANTS
NET WT 1.2 OZ (34 G)

3x more protein

2x more fiber

3x less fat than typical potato chips


ALL NATURAL
VEGAN
NON GMO
ALLERGEN FREE
Certified GF Gluten-Free
By using 100% of plants, we are making meals wholesome, feeding a growing population and all around planet friendly.
That's why we make our snacks from discarded parts of plants. For you, that means 3x more plant protein and 2x more fiber than typical potato chips.
Choose Win-Win for People and Planet. Change your life and the world for better.
Every time you snack
Find out more about Planetarians passion online – planetarians.com.
INGREDIENTS:
Sunflower Meal, Organic Whole Grain Brown Rice Flour, Sriracha Seasoning (Cane Sugar, Maltodextrin, Sea Salt, Spice (Red Pepper), Dehydrated Garlic, White Distilled Vinegar, Citric Acid, Extractives Of Paprika (Color)), Non-GMO Tapioca Starch, Sunflower Oil, Extractives Of Paprika (Color), Sea Salt, Rosemary Extract
FREE FROM:
– TRANS FAT
– CHOLESTEROL
– SOY AND MSG
– ARTIFICIAL FLAVORS AND COLORS
Products containing soybeans, dairy and tree nuts are manufactured on the same production line as this product.
Proudly Made in USA Distributed by Usarium, Inc. Palo Alto, CA 94304
Nutrition Facts
1 servings per container
Serving size 1 Bag (34g)
Calories 130
planetarians.com

Plant-based. No Soy

Allergen FREE

Gluten FREE

Non-GMO

Kosher

*It is on the manufacturer to display the ingredients and nutrition facts in a good faith, because the FDA has no capacity to certify all the products released in U.S.. SeedInvest has not individually verified the facts stated on the package.

Source: USDA, Oilseeds: World Markets and Trade Report, December 2017

PLANETARIANS pending patent

SunMeal, ingredient from defatted seeds, developed at University of Minnesota. Nutrition facts certified by General Mills. Patent-pending applications prohibit competitors from using defatted seeds in any food product for human consumption.

Protein source	SunMeal, 35%	Soy flour, 52%	Soy protein, 90%	Pea protein, 85%
Protein price per g, $	0.0016	0.0019	0.0049	0.0078
Allergen-FREE	✓	✗	✗	✓
Non-GMO	✓	✗	✗	✓
Source of Fiber	✓	✓	✗	✗

Source: ZMP, US Soybean Export Council, NutriVita. Calculated as follows: Price per gram divided for the protein content.

Defatted seeds market potential

More protein, more fiber, fewer fat at the same price

Price

Chips from defatted seeds

Protein

Potato based chips

Corn based chips

Bean based chips

Chickpea based chips



Soy protein fortified chips



Pea protein fortified chips



Whey protein fortified chips





This figure represents management's opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Chips from defatted seeds show 69% average monthly growth rate traction:

Total	
Total Sales	**$37,157**
Retail	$23,889
Wholesale	$13,268


40000
30000
20000
10000
0
Feb
March
April
May

The 2018 financial statements have not been reviewed by an independent CPA. Additionally, past performance is not an indication of future results. These figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Source: Data from sales on Amazon and Planetarians website during March-May, 2018

Demand for plant-based proteins is growing at a fast pace

Per person
in g/person/day



Animal proteins
Plant-based proteins

Source: BIPE based on FAO data

Worldwide
in millions of tones/year

Source: BIPE based on FAO data

CAGR 6.7%*

*Global plant based protein market is expected to grow at a CAGR of 6.7% during the forecast period of 2017 to 2022, FAO, Food Navigator, Research and Markets

Plant-based products 2017 Growth



Plant-based products growth in 2017

PREPARED FOODS	6.0%
SALTY SNACKS	6.2%
COOKIES AND CRACKERS	2.3%
DIET AND NUTRITION	56.5%
CEREAL AND GRANOLA	2.7%
DESSERTS	38.3%
YOGURT	33.7%

Defatted seeds market potential:

More Protein and Fiber, fewer Calories from Fat

Protein + Fiber ramen - junk into protein source





PLANETARIANS

High fiber protein chips Fun into Good for you

Protein + Fiber Pretzels against obesity

Prebiotic + Probiotic Protein Puree



Protein Cereals equal to one egg and one fruit per serving



Seeds enriched flour to make any bread into 3 seed bread



Dairy free Protein Yogurt



PREPARED FOODS	SALTY SNACKS	COOKIES AND CRACKERS	DIET AND NUTRITION	CEREAL AND GRANOLA	DESSERTS	YOGURT
$15b	$27b	$15b	$66b	$8.5b	$12b	$7.6b

Category size

Source: Nielsen, Nielsen, Snack and Bakery, Market Research, Nielsen, Statista, Dairy Reporter

8-year history team:

Aleh Manchuliantsau
Co-founder, CEO and Marketing,
former 100%FOOD, Usarium, MOBYS,
Open Innovations for Aeroflot, Google

Anastasia Tkacheva
Co-founder, CTO & Operations,
formulated 100%FOOD, >1M servings
sold, previously Usarium, NABA



Proposal Received


MATTSON

Mattson is the most successful
independent food and drink product
development company in North America
(developer of Just Mayo, Ripple, Soylent
Drink, Pop-Chips, Beyond Meat, etc.)

Advisory board
Audley Burford, supply, former CHS, Cargill

Mentors
Kris Kluge, manufacturing, former NPFSS, Think Thin Mitchell
Maher, R&D, University of Minnesota Debbie Wildrick, retail, former
7-Eleven, PepsiCo

Notable investors
Brad Feld, Foundry Group, TechStars Founder
Lisa Gansky, formerly with AOL, Ofoto, Meshing.it
David Larrabee, formerly with American Century Investments

techstars
KANSAS CITY ACCELERATOR

Financial projections:

We add value to overlooked ingredients, manufacture good for you products and sell at the price of the regular.



Net revenue
$14,000,000
$10,500,000
$7,000,000
$3,500,000
$0
2018
2019
2020
2021

PLANETARIANS

Projected statement of operations

	2018	2019	2020	2021
Net Revenue	**$ 155,101**	**$ 1,815,335**	**$ 5,612,574**	**$ 12,374,211**
Total COGS	$ 129,400	$ 1,355,201	$ 3,741,550	$ 8,065,457
Gross Profit	**$ 25,701**	**$ 460,134**	**$ 1,871,024**	**$ 4,308,754**
% Margin	**17%**	**25%**	**33%**	**35%**

This slide represents hypothetical, estimated growth based on management opinion and estimates. It does not represent current market penetration, and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

Progress to date and next milestones:



Technology tested

Nutrition facts certified

MVP Manufactured and Launched on Amazon

Market tests completed with **69%** average monthly growth

Develop new formulations

Launch product 1

Launch product 2

Launch product 3

Reach Net Revenue $12.3M

Spring 2017

Winter 2018

Spring 2018

Fall 2018

Spring 2019

Spring 2020

Spring 2021

Fall 2021

Technology Tests

Market Tests

Launch





PLANETARIANS
PLANETARIANS

How our product can help America

- Healthier snack options can lead to better health
- Lower fat and calorie content can lower obesity
- We can increase protein intake at a sustainable rate

THANK YOU!

These statements represent management's opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.